Exhibit 99.2

Dated: 28th September, 2016
The Lenders and financial institutions set out in schedule 1
- and -
Commerzbank Aktiengesellschaft
(as legal successor of Deutsche Schiffsbank Aktiengesellschaft)
as joint Arranger, Agent, Swap Bank and Security Agent
- and -
UniCredit Bank AG
(formerly Bayerische Hypo-Und Vereinsbank Aktiengesellschaft)
as joint Arranger, Swap Bank and Account Bank
- and -
HSH Nordbank AG
as Swap Bank, new Agent and Security Agent
- and -
COSTAMARE INC.
as Borrower
- and -
The Corporate Guarantors set out in part-A of schedule 2
as Existing Corporate Guarantors
- and -
Lindner Shipping Co.
Spedding Shipping Co.
Timpson Shipping Co.
Valli Shipping Co.
as New Corporate Guarantors
NINTH SUPPLEMENTAL AGREEMENT in relation to a Facility Agreement dated 22nd July, 2008 for an amount of (initially) US$1,000,000,000

TABLE OF CONTENTS

CLAUSE	HEADINGS	PAGE
1	Definitions	3
2	Representations and warranties	6
3	Agreement of the Creditors	7
4	Conditions	8
5	Variations to the Principal Agreement	11
6	Pledged Deposit	21
7	Distributions Assignment	21
8	Appointment of new Agent and new Security Agent	21
9	Entire agreement and amendment	22
10	Continuance of Principal Agreement and the Security Documents	22
11	Continuance and reconfirmation of the Existing Corporate Guarantees	22
12	Fees and expenses	22
13	Miscellaneous	23
14	Governing law and jurisdiction	23

Schedule 1:
The Lenders and their Commitments
Schedule 2:
Part-A: List of the Existing Corporate Guarantors
Part-B:  List of the New Corporate Guarantors
Schedule 3:
Form of Costamare Pledge Agreement;

THIS AGREEMENT is made this 28th day of September, 2016
B E T W E E N
(1)	The Lenders and financial institutions set out in schedule 1, as Lenders (the “Lenders”);
(2)	Commerzbank Aktiengesellschaft (“CBA”) as legal successor by way of merger of Deutsche Schiffsbank Aktiengesellschaft (“DSB”), as joint Arranger, Agent, Swap Bank and Security Agent;
(3)	UniCredit Bank AG (formerly Bayerische Hypo-Und Vereinsbank Aktiengesellschaft) (“UCB”), as joint Arranger, Swap Bank and Account Bank;
(4)	HSH Nordbank AG (“HSH”), as Swap Bank, new Agent and new Security Agent;
(5)	Costamare Inc., as Borrower;
(6)
The Corporate Guarantors set out in Part-A of schedule 2, as Corporate Guarantors (hereinafter together called the “Existing Corporate Guarantors” and singly an “Existing Corporate Guarantor”, which expression shall include their respective successors in title); and

(7)	(a)	Lindner Shipping Co., a company organised and existing under the laws of the Republic of Liberia (hereinafter called the “Lindner Owner”, which expressions shall include its successors in title;
(b)	Spedding Shipping Co., a company organised and existing under the laws of the Republic of Liberia (hereinafter called the “Spedding Owner”, which expressions shall include its successors in title;
(c)	Timpson Shipping Co., a company organised and existing under the laws of the Republic of Liberia (hereinafter called the “Timpson Owner”, which expressions shall include its successors in title; and
(d)
Valli Shipping Co., a company organised and existing under the laws of the Republic of Liberia (hereinafter called the “Valli Owner”, which expression shall include its successors in title, and together with the Lindner Owner, the Spedding Owner and the Timpson Owner hereinafter called the “New Corporate Guarantors” and singly a “New Corporate Guarantor” and together with the Existing Corporate Guarantors hereinafter called the “Corporate Guarantors” and singly a “Corporate Guarantor”)

AND IS SUPPLEMENTAL to a term loan and revolving credit facility agreement dated 22nd July, 2008 (hereinafter called the “Principal Agreement”) made by and among (1) the Borrower, (2) DSB (whose legal successor by way of merger is CBA), as joint Arranger, Agent, Swap Bank and Security Agent, (3) UCB, as joint Arranger, Swap Bank and Account Bank, (4) HSH, as Swap Bank and (5) The Lenders and financial institutions set out in schedule 1 to the Principal Agreement, as Lenders (therein and hereinafter together called the “Original Lenders”), as amended and/or supplemented by (i) a first supplemental agreement dated 23rd April, 2010 made between the Original Lenders, as Lenders, DSB, as joint Arranger, Agent, Swap Bank and Security Agent, UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (ii) a second supplemental agreement dated 22nd June, 2010 made between the Original Lenders, as Lenders, DSB, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (iii) a third supplemental agreement dated 6th September, 2011 made between the Original Lenders, as Lenders, DSB, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (iv) a fourth supplemental agreement dated 17th December, 2012 made between the Original Lenders, as Lenders, CBA, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (v) a fifth supplemental agreement dated 28th May, 2013 made between the Original Lenders, as Lenders, CBA, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (vi) a sixth supplemental agreement dated 30th August, 2013 made between the Original Lenders, as Lenders, CBA, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, (vii) a seventh supplemental agreement dated 2nd July, 2014 made between the Original Lenders, as Lenders, CBA, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, and (viii) an eighth supplemental agreement dated 25th August, 2015 made between (inter alia) the Lenders (as defined therein), as Lenders, CBA, as joint Arranger, Agent, Swap Bank and Security Agent,  UCB, as joint Arranger, Swap Bank and Account Bank, HSH, as Swap Bank, the Borrower, as borrower and the Corporate Guarantors set out in Schedule 2 thereto, as corporate guarantors, on the terms and conditions of which the Original Lenders agreed to make available to the Borrower, as borrower (a) a term loan facility in the amount of up to Seven hundred million United States Dollars (US$700,000,000) and (b) a revolving credit facility in the maximum amount of up to Three hundred million United States Dollars (US$300,000,000) and in the aggregate not exceeding One billion United States Dollars (US$1,000,000,000), for the purposes therein specified.
W H E R E A S:
(A)
pursuant to Drawdown Notices from the Borrower to the Agent, the Original Lenders have advanced to the Borrower the aggregate amount of United States Dollars One billion (US$1,000,000,000) (as the Borrower, the Existing Corporate Guarantors and the New Corporate Guarantors hereby jointly and severally acknowledge), out of which the principal amount outstanding as at the date hereof is United States Dollars Four hundred fifty one million forty seven thousand eight hundred forty and twelve cents (US$451,047,840.12) (as the Borrower, the Existing Corporate Guarantors and the New Corporate Guarantors hereby jointly and severally acknowledge);

(B)	pursuant to:
(a)
a Transfer Certificate dated 28th October, 2014 (with effective date 30th October, 2014) HSH transferred all its rights under the Principal Agreement and the Security Documents to  Ocean Funding 2013 GMBH, a company incorporated under and in accordance with the laws of the Federal Republic of Germany, having its registered office at Steinweg 3-5, 60313 Frankfurt am Main, Federal Republic of Germany (hereinafter called “Ocean Funding”), as a result of which HSH ceased to be a Lender and was replaced by Ocean Funding;

(b)
a Transfer Certificate dated 2nd August, 2016 (with effective date 3rd August, 2016) Ocean Funding re-transferred all its rights under the Principal Agreement and the Security Documents to HSH, as a result of which Ocean Funding ceased to be a Lender and was replaced by HSH;

(C)
CBA has notified all the other Creditors and the Borrower that it wishes to retire from its duties under the Facility Agreement as Agent and Security Agent, its retirement and appointment of a new Agent and Security Agent being of utmost importance to CBA, and HSH has agreed to be appointed as a new Agent and Security Agent; and

(D)	the Borrower and the Corporate Guarantors have together requested the Lenders to consent to:
(a)	the extension of the Final Maturity Date to 30 June 2021 and the repayment of the Balloon Instalment in a number of instalments; and
(b)	the full waiver of the Security Requirement covenant under clause 8.2.1 (Security shortfall) of the Principal Agreement, and the Lenders have agreed to do so upon terms that (inter alia) the Principal Agreement shall be amended in the manner hereinafter set out.
NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:
1.	Definitions
1.1	Defined terms. Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Recitals hereto) shall have the same meanings when used in this Agreement.
1.2	Additional definitions. In addition, in this Agreement the words and expressions specified below shall have the meanings attributed to them below:
“Costamare Pledge Agreement” means the agreement to be entered into between the Borrower, the Lenders and HSH, in the form of Schedule 3 hereto;

“Distributions Assignment” means a deed of first priority assignment of the dividends received by the Borrower pursuant to clause 12 of the Amendment and Restatement Agreement dated 18th May 2015 relating to a Framework Deed dated 15th May 2013 made between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Ventures Inc. and the Borrower (the “JV York Agreement”) executed or to be executed by the Borrower in favour of the Lenders, in a form agreed between the Borrower and the Agent (acting on the instructions of the Lenders);
“Effective Date” means the date upon which all the conditions contained in clause 4 shall have been satisfied and/or as the case may be, waived in writing by the Agent  (acting on the instructions of the Lenders) and this Agreement shall become effective;
“Facility Agreement” means the Principal Agreement as hereby amended and as the same may from time to time be further amended and/or supplemented;
“Mortgage Amendment” in relation to each Greek flag Ship and Liberian flag Ship means the amendment to the first preferred Ship mortgage registered over such Ship in favour of the Lenders, whereby the said mortgage shall be amended, executed or (as the context may require) to be executed by the relevant Owner in form and substance satisfactory to the Agent (acting on the instructions of the Lenders) (together, the “Mortgages Amendments”);
“New Accounts Pledge Agreement” means the first priority pledge executed or (as the context may require) to be entered into between one or more New Corporate Guarantors, the Lenders and the Account Bank in respect of the Operating Accounts relative to the Ship(s) of such New Corporate Guarantor(s) in form and substance satisfactory to the Agent (acting on the instructions of the Lenders) (together, the “New Accounts Pledge Agreements”);
“New Costamare Manager’s Undertaking” in relation to the New Ships means an undertaking and letter of subordination executed or (as the context may require) to be executed by the Commercial Manager in favour of the Security Agent or the Lenders in form and substance satisfactory to the Agent (acting on the instructions of the Lenders);
“New Corporate Guarantee” means the irrevocable and unconditional guarantee given or, as the context may require, to be given by each New Corporate Guarantor in favour of the Security Agent in form and substance satisfactory to the Agent (acting on the instructions of the Lenders) (together, the “New Corporate Guarantees”);
“New General Assignment” in relation to each New Ship means the first priority deed of general assignment of the Earnings, Insurances and any Requisition Compensation in respect of such New Ship, to be executed by the relevant Owner thereof in favour of the Security Agent or the Lenders in form and substance satisfactory to the Agent (acting on the instructions of the Lenders) (together, the “New General Assignments”);
“New Manager’s Undertakings” means together the New Technical Manager’s Undertakings and the New Costamare Manager’s Undertaking and in the singular means any of them as the context may require;

“New Mortgage” in relation to each New Ship means the first preferred/priority ship mortgage and (in the case of the Lakonia Ship) the deed of covenant collateral thereto, executed or (as the context may require) to be executed by the Owner of such New Ship in favour of the Security Agent or the Lenders in form and substance satisfactory to the Agent (acting on the instructions of the Lenders) (together, the “New Mortgages”);
“New Security Documents” means together the Costamare Pledge Agreement, the Distributions Assignment, the Mortgages Amendments, the New Accounts Pledge Agreements, the New Corporate Guarantees, the New General Assignments, the New Mortgages and the New Manager’s Undertakings;
“New Ships” means the following ships:
(a)	m/v “AREOPOLIS”, of about 25,630 gt and 12,733 nt, built in 2000 in Germany, registered under the Liberian flag in the ownership of the Timpson Owner, having IMO No. 9222467 (the “Areopolis Ship”);
(b)	m/v “LAKONIA”, of about 28,270 gt and 13,327 nt, built in 2004 in Singapore, registered under the Hong Kong flag in the ownership of the Spedding Owner, having IMO No. 9248679 (the “Lakonia Ship”);
(c)	m/v “ITEA”, of about 39,582 gt and 23,040 nt, built in 1998 in South Korea, registered under the Liberian flag in the ownership of the Valli Owner, having IMO No. 9157698 (the “Itea Ship”); and
(d)	m/v “VENETIKO”, of about 66,462 gt and 25,614 nt, built in 2003 in Japan, registered under the Liberian flag in the ownership of the Lindner Owner, having IMO No. 9260914 (the “Venetiko Ship”);
and “New Ship” means any of them, as the context may require;
“New Technical Manager’s Undertaking” means in relation to:
(a)
each of the New Ships (other than the Lakonia Ship), an undertaking and letter of subordination executed or (as the context may require) to be executed by the Technical Manager V. Ships Greece Ltd. of Bermuda in favour of the Security Agent or the Lenders in form and substance satisfactory to the Agent (acting on the instructions of the Lenders); and

(b)
the Lakonia Ship, an undertaking and letter of subordination executed or (as the context may require) to be executed by the Technical Manager Shanghai Costamare Ship Management Co., Ltd., of China in favour of the Security Agent or the Lenders in form and substance satisfactory to the Agent (acting on the instructions of the Lenders),

(together, the “New Technical Manager’s Undertakings”); and

“Pledged Deposit” means the amount of Dollars Twenty million ($20,000,000), as reduced from time to time pursuant to clause 6, which shall be deposited into the Pledged Deposit Account and shall be subject to the terms and conditions of the Costamare Pledge Agreement; and
“Pledged Deposit Account” means the Borrower’s account opened or to be opened with the Hamburg office of HSH and into which the Pledged Deposit shall be deposited.
1.3	Interpretation. In this Agreement:
(a)	Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations;
(b)	clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement;
(c)	references to clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement; and
(d)	all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Principal Agreement.
2.	Representations and warranties
2.1
Representations and warranties true and correct.  The Borrower and the Corporate Guarantors hereby jointly and severally represent and warrant to the Creditors as at the date hereof that the representations and warranties set forth in the Principal Agreement (except in relation to the representations and warranties in clause 7.2 (Initial representations and warranties) of the Principal Agreement) and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to “this Agreement” were references to the Principal Agreement as amended and supplemented by this Agreement.

2.2
Additional representations and warranties.  In addition to the above the Borrower and the Corporate Guarantors hereby jointly and severally represent and warrant to the Creditors as at the date of this Agreement that:

(a)
Due Incorporation/Valid Existence: each of the Security Parties and the Managers is duly formed, is validly existing and in good standing under the laws of the place of its incorporation and each of the Borrower and the Corporate Guarantors has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement, this Agreement, each of the New Security Documents and the Security Documents to which it is or is to be a party and each of the Managers has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the relevant New Manager’s Undertaking to which it is or is to be a party, and each of the Security Parties has complied with all statutory and other requirements relative to its business and does not have an established place of business in any part of the United Kingdom or the USA;

(b)
Licences/Authorisations: all necessary licences, consents and authorities, governmental or otherwise under this Agreement, the Principal Agreement, the New Security Documents and the Security Documents have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for any of the Security Parties to enter into this Agreement or otherwise perform its obligations hereunder;

(c)
Validity and binding effect: this Agreement constitutes, and each of the New Security Documents on the execution thereof will constitute, the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with its terms;

(d)
No conflict with law and other obligations: the execution and delivery of, and the performance of the provisions of this Agreement and the New Security Documents do not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;

(e)
No litigation: no litigation, arbitration or administrative proceeding relating to an amount  exceeding in respect of (a) the Group cumulatively US$50,000,000 and (b) each Related Company US$3,000,000 is taking place, pending or, to the knowledge of the officers of the Borrower, threatened against the Borrower or any of its Related Companies or any other Security Party which could have a material (in the reasonable opinion of the Majority Lenders) adverse effect on the business, assets or financial condition of the Borrower or any of its Related Companies or any other Security Party; and

(f)	No Event of Default: no Event of Default is continuing or will be continuing on the Effective Date.
2.3
Repetition of representations and warranties.  The representations and warranties of the Borrowers and the Corporate Guarantors in this Agreement shall survive the execution of this Agreement and shall be deemed to be repeated at the commencement of each Interest Period.

3.	Agreement of the Creditors
3.1
Consent.  The Creditors, relying upon each of the representations and warranties set out in clause 2 and subject to and upon the terms and conditions of this Agreement and in particular, but without limitation, subject to the fulfilment of the conditions precedent set out in clause 4, hereby agree with the Borrower to:

(a)	extend the Final Maturity Date to 30 June 2021 and the repayment of such Balloon Instalment by the instalments set out in clause 5.1(f) of this Agreement;

(b)	the full and permanent waiver of the application of clause 8.2.1 (Security shortfall) of the Principal Agreement from the Effective Date and until the last day of the Security Period; and
(c)	the amendment of the Principal Agreement in the manner more particularly set out in clause 5.1.
4.	Conditions
4.1	Conditions precedent. The agreement of the Creditors contained in clause 3.1 shall be expressly subject to the condition that:
(a)	Documents and evidence: the Agent shall have received on or before the Effective Date in form and substance satisfactory to the Agent and its legal advisers:
(i)
a certified true copy of the certificate of good standing or equivalent document issued by the competent authorities of the place of its incorporation in respect of each of the Borrower and the Corporate Guarantors;

(ii)
certified and duly legalised copies of resolutions passed (i) at a meeting of the Board of Directors of the Borrower and (ii) by the Sole Director of each of the Corporate Guarantors and certified and duly legalised copies of the resolutions passed at a meeting of the sole shareholder of each of the Corporate Guarantors evidencing approval of this Agreement and of the New Security Documents and authorising appropriate officers or attorneys to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Agent;

(iii)
certified and duly legalised copies of the certificates of incumbency of each of the Borrower and the Corporate Guarantors signed by the secretary or a director of each of them, including, inter alia, a list of director(s) and officer(s) thereof, and confirming that (i) the Resolutions passed by Written Consent of the Sole Shareholder and the Sole Director of each such Security Party remain in full force as of the date thereof and have not been amended, rescinded or revoked and (ii) the power of attorney issued by each such Security Party in accordance with such Resolutions contained in the said Written Consents remains in full force as of the date hereof and has not been amended, rescinded or revoked;

(iv)	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement and the New Security Documents;
(v)
the original of any power(s) of attorney issued in favour of any person executing this Agreement or the New Security Documents on behalf of each of the Borrower and the Corporate Guarantors and the Managers;

(vi)	evidence satisfactory to the Agent of the authority of the person executing each New Technical Manager’s Undertaking on behalf of the relevant New Technical Manager; and
(vii)	evidence satisfactory to the Agent that an amount equal to the initial amount of the Pledged Deposit (i.e. $20,000,000) has been deposited in the Pledged Deposit Account;
(b)	Conditions concerning the New Ships: the Agent shall have received on or before the Effective Date evidence that:
(i)
each New Ship is registered in the name of the Owner thereof through the relevant Registry under the laws and flag of Liberia or, as the case may be, Hong Kong and that such New Ship and its Earnings, Insurances and Requisition Compensation (as each such term is defined in the General Assignment relative thereto) are free of Encumbrances save for the Permitted Encumbrances;

(ii)
each New Ship maintains the Classification referred to in the New Mortgage relative thereto free of all overdue requirements and overdue recommendations of the relevant Classification Society which would lead to the withdrawal of class;

(iii)
each New Ship is insured in accordance with the provisions of the New Mortgage relative thereto and all requirements of the relevant Security Documents in respect of such insurance have been complied with (including without limitation, confirmation from the protection and indemnity association or other insurer with which such New Ship is, or is to be, entered for insurance or insured against protection and indemnity risks (including oil pollution risks) that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to such New Ship);

(iv)
each Liberian Mortgage has been registered against the relevant Liberian flag Ship through the relevant Registry under the laws of Liberia and the Hong Kong Mortgage has been registered against the Lakonia Ship through the relevant Registry under the laws of Hong Kong;

(v)	a copy of the DOC applicable to each New Ship and of the SMC applicable to each Manager certified as true, complete and in effect by the Borrower’s lawyer;
(vi)
copies of such ISM Code Documentation in respect of each New Ship, as the Agent may by written notice to the Borrower have requested not later than two (2) days before the Effective Date certified as true and complete in all material respects by the Borrower’s lawyer;

(vii)	copy of the ISSC of each New Ship issued pursuant to the ISPS Code certified as true, complete and in effect by the Borrower’s lawyer; and
(viii)	a copy, certified as a true and complete copy by the Borrower’s lawyer, of the Management Agreement in respect of each New Ship;
(c)
New Security Documents: the Agent shall have received on or before the Effective Date evidence that (i) each of the New Security Documents are duly executed by the respective parties thereto and, where appropriate, duly registered in favour of the Lenders and (ii) that the notice in the form of Schedule 4C of the Costamare Pledge Agreement has been given and acknowledged by HSH;

(d)
Legal opinions: the Agent shall have received on or before the Effective Date the form of an opinion of the Lenders’ legal advisers on (i) Liberian Law matters in relation to the Liberian flag New Ships and the New Corporate Guarantors, (ii) Hong Kong Law matters in relation to the Lakonia Ship, (iii) Marshall Islands Law matters in relation to the Borrower and (iv) German Law matters in relation to the Costamare Pledge Agreement; and

(e)
Fees: any fees and commissions payable from the Borrower to the Creditors pursuant to the terms of clause 5.1 (Fees) of the Principal Agreement or any other provision of the Security Documents have been paid in full.

4.2	Conditions subsequent. The Borrower shall procure that:
(a)
Hong Kong Companies Registry:  the Agent shall be furnished within thirty (30) days from the date of registration of the relevant New Mortgage on the Lakonia Ship with evidence, satisfactory to the Agent and its legal advisers, of the due filing/registration with the Hong Kong Companies Registry of such New Mortgage and the Deed of Covenant supplemental thereto and any other Security Document executed by the Owner of Lakonia Ship required to be filed/registered with the Hong Kong Companies Registry; and

(b)
Process Agent: the Agent shall have received, if possible on or before the Effective Date or within three (3) Banking Days thereafter, a letter from the Security Parties’ agent in England for receipt of service of proceedings appointed as per clause 18.2 (Submission to Jurisdiction) of the Principal Agreement as hereby amended, accepting its appointment under the said clause and under each of the New Security Documents to which the Borrower is a party and in which it is or is to be appointed as the New Security Parties’ agent.

4.3
Conditions for Creditor’s benefit.  The conditions specified in this clause 4 are inserted solely for the benefit of the Creditors and may be waived by the Agent (acting on the instructions of the Lenders) in whole or in part with or without conditions.

5.	Variations to the Principal Agreement
5.1
Amendments.  In consideration of the agreement of the Lenders and the Agent contained in clause 3.1, the Borrower and the Corporate Guarantors hereby jointly and severally agree with the Creditors that with effect from the Effective Date, the provisions of the Principal Agreement shall be varied and/or amended and/or supplemented as follows:

(a)	by inserting the following new definitions in alphabetical order in clause 1.2 (Definitions) of the Principal Agreement:
““Affiliate” means in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company;
“Costamare Pledge Agreement” means the agreement to be entered into between the Borrower, the Lenders and HSH Nordbank AG for the creation, of a first priority pledge over the Pledged Deposit to be deposited in the Pledged Deposit Account, in the form of Schedule 3 of the Ninth Supplemental Agreement;
“Distributions Assignment” means a deed of first priority assignment of the dividends received by the Borrower pursuant to clause 12 of the Amendment and Restatement Agreement dated 18th May 2015 relating to a Framework Deed dated 15th May 2013 made between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Ventures Inc. and the Borrower (the “JV York Agreement”) executed or to be executed by the Borrower in favour of the Security Agent or the Lenders, in the form of Schedule 4 of the Ninth Supplemental Agreement;
“Holding Company” means in relation to a person, any other person in respect of which it is a Subsidiary;
“Loan-Parts” means, together, the Loan-Part A and the Loan-Part B, and “Loan-Part” means either of the Loan-Part A and Loan-Part B as the context may require;
“Loan-Part A” means the part of the Loan being on the date of the Ninth Supplemental Agreement Dollars Three hundred seventy million one hundred ninety four thousand eight hundred and twelve cents (US$370,194,800.12) or (as the context may require) the principal amount thereof owing to the Lenders under this Agreement at any relevant time;
“Loan-Part B” means the part of the Loan being on the date of the Ninth Supplemental Agreement Dollars Eighty million eight hundred fifty three thousand forty (US$80,853,040.00) or (as the context may require) the principal amount thereof owing to the Lenders under this Agreement at any relevant time;
“Ninth Supplemental Agreement” means the Ninth Supplemental Agreement dated 28th September, 2016 supplemental to this Agreement executed and made by and among the Lenders, as Lenders, Commerzbank AG, as joint Arranger, Agent, Swap Bank and Security Agent,  UniCredit AG, as joint Arranger, Swap Bank and Account Bank, HSH Nordbank AG, as Swap Bank, new Agent and new Security Agent, the Borrower, as borrower and the Corporate Guarantors, as corporate guarantors, whereby this Agreement has been amended as therein provided;

“Pledged Deposit” means the amount of Dollars Twenty million ($20,000,000), as reduced from time to time pursuant to clause 6 of the Ninth Supplemental Agreement, which shall be deposited into the Pledged Deposit Account and which shall be subject to the terms and conditions of the Costamare Pledge Agreement;
“Pledged Deposit Account” means an account opened or to be opened in the name of the Borrower with the Hamburg office of HSH Nordbank AG and includes any sub-accounts thereof and any other account with HSH Nordbank AG designated in writing by the Agent (acting on the instructions of the Lenders) to be the Pledged Deposit Account for the purposes of this Agreement;
“Sanctions” means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of State, the United Nations Security Council, and/or the European Union and/or the French Republic, and/or Her Majesty’s Treasury, and/or the State Secretariat for Economic Affairs of Switzerland (“SECO”) or the Swiss Directorate of International Law (“DIL”), and/or  the Flag State or other relevant sanctions authority;”;
(b)	by amending the definitions “Final Maturity Date”, “Margin”, “Security Documents” and “Subsidiary” in clause 1.2 (Definitions) of the Principal Agreement to read as follows:
“ “Final Maturity Date” means 30th June, 2021;
 “Margin” means:
(a)	prior to the Effective Date, in respect of the Loan, zero point eight five per cent (0.85%) per annum;
(b)	following the Effective Date:
(i)	in respect of Loan-Part A, two point two zero per cent (2.20%) per annum; and
(ii)	in respect of Loan-Part B, two point five zero per cent (2.50%) per annum;
“Security Documents” means:
(a) this Agreement;
(b) the Master Agreements;
(c) the Master Agreement Security Deeds;
(d) the Mortgages;

(e) the General Assignments;
(f) the Corporate Guarantees;
(g) the Accounts Pledge Agreements;
(h) the Costamare Pledge Agreement;
(i) the Distributions Assignment; and
(j) the Charterparty Assignments;
and any other agreement or document that may has been or shall from time to time after the date of this Agreement be executed to guarantee and/or secure all or any part of the Outstanding Indebtedness and/or any and all other obligations of the Borrower pursuant to this Agreement and the Master Agreements and any other moneys from time to time owing by the Borrower under or in connection with this Agreement and/or the Master Agreements and/or any of the other documents referred to in this definition, as each such document may from time to time be amended and/or supplemented, and “Security Document” means any of them as the context may require;
“Subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise; and for the purposes of this Agreement, a company is to be treated as a subsidiary even if the relevant shares are registered in the name of (a) a nominee, or (b) any party holding security over those shares, or that secured party’s nominee)”;
(c)	by adding the following proviso at the end of the definition “LIBOR” in clause 1.2 (Definitions) of the Principal Agreement:
“Provided, however, that in case LIBOR is less than zero (0) in relation to any Interest Period falling after 30 June 2018, LIBOR for such Interest Period shall be deemed to be zero (0);”;
(d)	by amending clause 3.1 (Normal interest rate) of the Principal Agreement to read as follows:
“3.1	Normal interest rate

Subject to the provisions of this Agreement, the Borrower shall pay interest on the Loan (or as the case may be, each portion thereof to which a different Interest Period relates), in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Agent to be the aggregate of (i) the applicable Margin to the relevant part of the Loan (or as the case may be, each portion thereof to which a different Interest Period relates), (ii) LIBOR for that Interest Period and (iii) the Mandatory Cost Rate (if any). In addition in the event that the Borrower selects (under clause 3.2) an Interest Period for the Loan or any part thereof longer than three (3) months but not longer than twelve (12) months, the Borrower shall, after 3 months from the commencement of such Interest Period, place into a time deposit maintained with the Account Bank in an account in the name of the Borrower and pledged, throughout the remainder of such Interest Period, in favour of the Lenders and the Swap Banks an amount equal to the pro-rata interest on the Loan for the first three (3) months of such Interest Period. Such amount placed into the said time deposit as well as accrued interest thereon up to the end of the relevant Interest Period shall be applied by the Agent in payment of interest on the Loan on the relevant Interest Payment Date and the Borrower hereby irrevocably and unconditionally authorises the Agent and the Account Bank to effect such transfer and application provided, however, that notwithstanding the above proviso, interest on the Loan shall accrue and shall be payable by the Borrower at the rate provided in this clause 3.1 on each Interest Payment Date falling during and on the last Interest Payment Date of, such longer Interest Period and such interest shall be applied by the Agent in payment of interest on the Loan on each such Interest Payment Date.”;

(e)	by adding the word ‘applicable’ before the word ‘Margin’ in clauses 3.4 (Default interest), 3.6.2 and 16.11.2 of the Principal Agreement;
(f)	by amending clause 4.1.1 (Repayment of the Loan) of the Principal Agreement to read as follows:
“4.1.1
Repayment of the Loan: The Borrower shall repay the outstanding principal amount of the Loan being on the date of the Ninth Supplemental Agreement Dollars Four hundred fifty one million forty seven thousand eight hundred forty and twelve cents (US$451,047,840.12) as follows:

(a)
Loan-Part A: The Borrower shall repay the outstanding principal amount of the Loan-Part A, being on the date of the Ninth Supplemental Agreement Dollars Three hundred seventy million one hundred ninety four thousand eight hundred and twelve cents (US$370,194,800.12) by seventeen (17) consecutive quarterly Repayment Instalments, the first of which shall be payable on 30th September, 2016 and the last (the 17th) shall be payable on 30th September, 2020.  Subject to the provisions of this Agreement, the amount of each of the Repayment Instalments of the Loan-Part A shall be as follows:

(i)	1st to 16th (both incl.) Repayment Instalments in the amount of Dollars twenty two million four hundred seventy two thousand six hundred seven and ninety nine cents ($22,472,607.99) each; and
(ii)	17th Repayment Instalment in the amount of Ten million six hundred thirty three thousand seventy two Dollars and twenty eight cents ($10,633,072.28);
(b)
Loan-Part B:, The Borrower shall repay the outstanding principal amount of the Loan-Part B, being on the date of the Ninth Supplemental Agreement Dollars Eighty million eight hundred fifty three thousand forty (US$80,853,040.00) by four (4) consecutive quarterly Repayment Instalments, the first of which shall be payable on 30th September, 2020 and the last (the 4th) shall be payable on 30th June, 2021 (the “Final Maturity Date”).  Subject to the provisions of this Agreement, the amount of each of the Repayment Instalments of the Loan-Part B shall be as follows:

(i)	1st Repayment Instalment in the amount of Eleven million eight hundred thirty nine thousand five hundred thirty five Dollars and seventy one cents ($11,839,535.71) each;
(ii)	2nd and 3rd Repayment Instalment in the amount of Dollars twenty two million four hundred seventy two thousand six hundred seven and ninety nine cents ($22,472,607.99) each;
(iii)
the 4th and last Repayment Instalment in the amount of Dollars Twenty four million sixty eight thousand two hundred eighty eight and thirty one cents ($24,068,288.31) payable on the Final Maturity Date.

provided that (a) if the last Repayment Date would otherwise fall after the Final Maturity Date, the last Repayment Date shall be the Final Maturity Date, (b) there shall be no Repayment Dates after the Final Maturity Date and (c) on the Final Maturity Date the Borrower shall also pay to the Agent any and all other moneys then due and payable under this Agreement and the other Security Documents; and
provided further that if any of the Repayment Instalments shall become due on a day which is not a Banking Day, the due date therefor shall be extended to the next succeeding Banking Day unless such Banking Day falls in the next calendar month in which event such due date shall be the immediately preceding Banking Day.”;
(g)	by adding the following new clauses 7.1.12 and 7.1.13 to the Principal Agreement reading as follows:
“7.1.12
Anti-bribery, anti-corruption and anti-money laundering:  none of the Security Parties nor any of its Subsidiaries, directors or officers, or, to the best knowledge of the Borrower, any Affiliate, agent or employee of it, has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction and the Borrower has instituted and maintains policies and procedures designed to prevent violation of such laws, regulations and rules;

7.1.13
Sanctions:  none of the Security Parties, any of its Subsidiaries, directors or officers, or, to the best knowledge of Borrower, any Affiliate, agent or employee of the Borrower is an individual or entity (a “Person”), that is, or is owned or controlled by Persons that are: (i) the target of any Sanctions (a “Sanctioned Person”) or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such government, country or territory (a “Sanctioned Country”);

Provided always that the Borrower's representations and warranties in this Clause 7.1.13 (Sanctions) shall not be made or given for the benefit of a Creditor if that Creditor is resident in Germany (“Inländer”) within the meaning of Section 2 Para. 15 of the German Foreign Trade and Payments Act (“Außenwirtschaftsgesetz” or “AWG”), to the extent that the giving of such representations or the making of such undertakings would result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) any violation of or conflict with Section 7 of the German Foreign Trade and Payments Regulation (“Außenwirtschaftsverordnung” or “AWV”) (in connection with section 4 paragraph 1 no. 3 AWG); and
Provided further that any representations and warranties given by the Borrower and/or the Security Parties to a Creditor resident in Germany shall be deemed, as regards any such Creditor, to be solely restricted to such sanctions laws administered, enacted, imposed or enforced by Germany, the European Union and the United Nations.
(h)	by replacing paragraph (iii) of clause 8.1.5 to the Principal Agreement with the following two new paragraphs (iii) and (iv):
“ (iii)
within ninety (90) days of the end of each quarter of each financial year during which a dividend has been paid by the Borrower, copies of the unaudited consolidated financial statements of the Borrower and its Subsidiaries (including the Owners); and

(iv)
within ninety (90) days of the end of the first half-year of each financial year and one hundred and eighty (180) after the end of each financial year, together with the financial statements furnished to the Agent under clause 8.1.5(i) and clause 8.1.5(ii) a Compliance Certificate duly signed by the chief financial officer of the Borrower in the form set out in schedule 10, duly completed and supported by calculations setting out in reasonable detail the materials underling the statements made in such compliance certificate;”;

(i)	by adding the following new clause 8.1.12 to the Principal Agreement reading as follows:
“8.1.12	Sanctions:

(a)
None of Security Parties  will, directly or indirectly, use the proceeds of the loan hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or any other Person, (i) to fund any activities or business of involving a Sanctioned Person or Sanctioned Country, or (ii) use in repayment of any moneys due to the Finance Parties any earnings of the Ship paid directly or indirectly from any activities or business of or with any Person, or in any country, territory or port, that, at the time of such payment, is, a Sanctioned Person or Sanctioned Country, or (iii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the loan hereunder, whether as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise).

(b)	The Borrower shall and shall procure that:
(i)
each of the Security Parties shall not breach any laws, regulations or rules relating to each of the Ships, its ownership, employment, operation, management and registration, including, but not limited to, all Sanctions; and

(ii)
without limiting paragraph (a) above, none of the Owners will employ its Ship or allow its employment, operation or management in any manner contrary to any law, regulation or rule including but not limited to all Sanctions.

(c)	Without limiting paragraph (i) of sub-Clause (b) above, the Borrower shall procure:
(i)	that none of the Ships shall be used directly or indirectly by or for the benefit of a Sanctioned Person;

(ii)	that none of the Ships shall be used directly or indirectly in trading to a Sanctioned Country in breach of any Sanction;

(iii)	that none of the Ships shall be used directly or indirectly in any transport of any goods that are prohibited by Sanctions;

(iv)	that none of the Ships shall be traded in any manner which would expose such Ship, any Security Party, to enforcement proceedings or any other consequences whatsoever arising from Sanctions; and

(v)	that none of the Ships shall be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances and/or re-insurances; and

(vi)
that its employees shall use reasonable commercial efforts to agree with the relevant counterparty in each charterparty (including any sub-charterparty) in respect of a Ship to incorporate, for the benefit of its Owner, language which broadly gives effect to the provisions of paragraph (ii) of sub-Clause (b) above and of this sub-Clause (c) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions;

Provided always that the Borrower's undertakings in this Clause 8.1.12 (Sanctions) shall not be made or given for the benefit of a Creditor if that Creditor is resident in Germany (“Inländer”) within the meaning of Section 2 Para. 15 of the German Foreign Trade and Payments Act (“Außenwirtschaftsgesetz” or “AWG”), to the extent that the giving of such representations or the making of such undertakings would result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation of or conflict with Section 7 of the German Foreign Trade and Payments Regulation (“Außenwirtschaftsverordnung” or “AWV”) (in connection with section 4 paragraph 1 no. 3 AWG);
Provided further that the above undertakings given by the Borrower to a Lender resident in Germany shall be deemed, as regards any such Lender, to be solely restricted to such sanctions laws administered, enacted, imposed or enforced by Germany, the European Union and the United Nations.”;
(j)	by waiving the obligation of the Borrower to comply with the covenant set out in clause 8.2.1 (Security shortfall) of the Principal Agreement for the remainder of the Security Period;
(k)	by amending clause 8.6.1 of the Principal Agreement to read as follows:
“8.6.1	The Borrower shall ensure that:
(i)
at all times while compliance with the Financial Covenants is determined in accordance with clause 8.6.2, its financial condition on a consolidated basis and as evidenced by the most recent semi-annual or, as applicable, annual Accounting Information, shall be such that:

(a)	the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash Equivalents) shall not exceed 0.75:1;
(b)	the ratio of EBITDA over Net Interest Expenses shall be equal to or higher than 2.5:1;
(c)
the aggregate amount of all Cash and Cash Equivalents shall not be less than the greater of (i) Thirty Million Dollars ($30,000,000) and (ii) 3% of the Total Debt (for the avoidance of any doubt, the minimum cash amount of the Pledged Deposit to be maintained pursuant to clause 6 of the Ninth Supplemental Agreement, shall be included in the amount set out to in this paragraph (c) of this clause 8.6.1); and

(d)	the Market Value Adjusted Net Worth shall at all times exceed Five hundred million Dollars ($500,000,000); and

(ii)
at the end of each financial quarter (falling after 30 September 2016) during which dividends have been paid by the Borrower to its shareholders in respect of the preceding financial quarter, the Group (on a consolidated basis) shall maintain cash at hand or in non restricted bank accounts with banks of its choice in an amount of at least Dollars Fifteen  million ($15,000,000) in aggregate; such amount of cash to be maintained at the end of the relevant financial quarter pursuant to this clause and shall be evidenced by the most recent quarterly unaudited consolidated financial statements of the Borrower delivered to the Agent pursuant to clause 8.1.5(i) for the relevant financial quarter and shall be in excess of any amount of Cash and Cash Equivalents to be maintained by the Borrower pursuant to clause 8.6.1(i)(c)) ;

(l)	by amending paragraphs (a) and (b) of clause 8.6.2 of the Principal Agreement to read as follows:
“(a)
“Accounting Information” means (i) the annual audited consolidated financial statements of the Borrower and its Subsidiaries (including the Owners) (ii) and the interim semi-annual unaudited financial statements of the Borrower and its Subsidiaries (including the Owners), to be provided by the Borrower to the Agent in accordance with clause 8.1.5;

(b)
“Accounting Period” means each consecutive period of six (6) months falling during the Security Period for which semi-annual or, as applicable annual Accounting Information is required to be delivered pursuant to clause 8.1.5;

(m)	by amending clause 8.6.4 of the Principal Agreement to read as follows:
“8.6.4
Compliance with the undertakings contained in clause 8.6.1(i) shall be determined at the end of each half year of each financial year of the Borrower on the basis of the relevant semi-annual or, as applicable, annual Accounting Information to be provided by the Borrower to the Agent as per clause 8.1.5, testing of such compliance, where applicable, to be done on a 12-month trailing basis”; and

(n)	by adding the following sub-clause 13.9 to the Principal Agreement which reads as follows:
"13.9
In order to secure all current, future and/or conditional claims (including statutory) of the Lenders under or in connection with the Loan as well as the validity and the continued existence of the security furnished under the Security Documents the Borrower hereby undertakes, by way of an abstract acknowledgement of debt, to pay the Security Agent an amount equal to the Outstanding Indebtedness (the "Parallel Obligation") by the Borrower under or in connection with the Loan (the "Primary Obligation"). Accordingly, the Security Agent will have its own independent right under the Parallel Obligation to demand discharge of the aforementioned obligations by the Borrower.

The final, irrevocable and not merely temporary payment by the Borrower of its Parallel Obligation to the Security Agent in accordance with this Clause 13.9 shall reduce (in the amount of the relevant payment) the corresponding Primary Obligation and vice versa the final, irrevocable and not merely temporary payment by the Borrower of its Primary Obligation shall reduce (in the amount of the relevant payment) the corresponding Parallel Obligations provided that no Primary Obligation shall be reduced by a discharge of the Parallel Obligation if such discharge of the Parallel Obligation is effected by virtue of any set–off, counterclaim or similar defence invoked by the Borrower vis–à–vis the Security Agent. ".
5.2	Construction. with effect from the date hereof:
(a)	all references in the Principal Agreement to:
i.	“Corporate Guarantee” and “Corporate Guarantees” shall be deemed to include the “New Corporate Guarantees”, as herein defined;
ii.	“General Assignment” and “General Assignments” shall be deemed to include the “New General Assignments”, as herein defined;
iii.	“Manager’s Undertaking” and “Manager’s Undertakings” shall be deemed to include the “New Manager’s Undertakings”, as herein defined;
iv.	“Mortgage” and “Mortgages” shall be deemed to include the “New Mortgages”, as herein defined;
v.	“Owner” and “Owners” shall be deemed to include the “New Corporate Guarantors”, as herein defined;
vi.	“Security Party” and “Security Parties” shall be deemed to include the “New Corporate Guarantors”, as herein defined; and
vii.	“Ships” and “Ship” shall be deemed to include the “New Ships” and “New Ship”, as defined herein; and
(b)
all references to “this Agreement”, “hereunder” and the like in the Principal Agreement and “the Agreement” in the Security Documents shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.

5.3
Meaning of “Security Documents”.  The definition “Security Documents” with effect as from the date hereof shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof as well as the New Security Documents and any document or documents (including if the context requires the Facility Agreement) that may now or hereafter be executed as security for the repayment of the Outstanding Indebtedness payable to the Creditors under the Principal Agreement (as hereby amended) and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties of all obligations, covenants and agreements pursuant to the Principal Agreement, this Agreement and/or the Security Documents.

6.	Pledged Deposit
6.1	The Borrower hereby undertakes:
(a)	on or before the Effective Date to open the Pledged Deposit Account; and
(b)
to deposit into the credit of the Pledged Deposit Account and maintain therein from the Effective Date until 30 June 2018 the initial amount of the Pledged Deposit (i.e. $20,000,000), which thereafter shall be reduced from time to time, so that the amount remaining deposited is equal to 7.4% of the outstanding amount of the Loan as provided in the Costamare Pledge Agreement.

7.	Distributions Assignment
7.1
The Borrower hereby undertakes to execute the Distribution Assignment, pursuant to which any dividends payable to it pursuant to clause 12 of the JV York Agreement upon the occurrence of the Event of Default described in clause 10.1.1 (Non-payment) of the Principal Agreement and whilst such Event of Default is continuing shall be payable to the Agent (on behalf of the Lenders). Any such dividends shall be applied by the Agent towards prepayment of the Loan as provided in clause 4.3.3(a)(ii) of the Principal Agreement. Failure of the Borrower to comply with its obligation and undertaking under this clause 7.1 shall constitute an Event of Default under clause 10.1.3 the Facility Agreement.

8.	Appointment of new Agent and new Security Agent
8.1
Appointment. The Creditors hereby appoint HSH as successor Security Agent and successor Agent under the Facility Agreement and the Security Documents in the place of the retiring CBA, such appointment to take effect as from the date of this Agreement and HSH hereby accepts such appointment.

8.2
Discharge of retiring Agent and Security Agent.  CBA in its capacity as the retiring Agent and Security Agent, is hereby discharged from any further obligation under the Security Documents (but shall continue to have the benefit of clause 16 (Arrangers, Agent and Security Agent) of the Principal Agreement (as hereby amended) in respect of any action it has taken or refrained from taking prior to the date hereof) and HSH, as its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to the Principal Agreement in place of CBA (the retiring Agent and Security Agent).

8.3
Construction. With effect from the date of this Agreement, all references in the Facility Agreement and the Security Documents to “the Agent” and the “the Security Agent” shall be construed as references to HSH.

9.	Entire agreement and amendment
9.1
Entire Agreement.  The Principal Agreement, the New Security Documents, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.

9.2
Agreement supplementary.  This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.

10.	Continuance of Principal Agreement and the Security Documents
10.1
Save for the alterations to the Principal Agreement made or deemed to be made pursuant to this Agreement and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents executed by the Borrower and the other Security Parties shall continue and remain valid and enforceable.

11.	Continuance and reconfirmation of the Existing Corporate Guarantees
11.1
Each of the Existing Corporate Guarantors hereby respectively confirms that, notwithstanding the variation to the Principal Agreement contained herein, the provisions of each Corporate Guarantee executed by such Existing Corporate Guarantor shall remain in full force and effect as guarantee of the obligations of the Borrower under the Principal Agreement as amended hereby and in respect of all sums due to the Creditors under the Principal Agreement (as so amended) and the Security Documents.

12.	Fees and expenses
12.1
Costs and fees.  The Borrower agrees to pay to the Creditors upon demand on a full indemnity basis and from time to time all documented costs, charges and expenses (including legal fees) incurred by the Creditors (or any of them) in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the New Security Documents and/or the other Security Documents.

12.2
Stamp duty etc.  The Borrower and the Corporate Guarantors jointly and severally covenant and agree to pay and discharge all documented stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

13.	Miscellaneous
13.1
Assignment – Notices.  The provisions of Clause 15 (Assignment, Transfer and Lending Office), clause 17.1 (Notices) and clause 17.2 (Notices through the Agent) of the Principal Agreement shall apply to this Agreement as if the same were set out herein in full.

13.2	Counterparts. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute but one and the same instrument.
14.	Governing law and jurisdiction
14.1
Law and Jurisdiction. This Agreement and any non contractual obligations arising out of or connected with it are governed by and shall be construed in accordance with English law and the provisions of clause 18 (Governing Law and Jurisdiction) of the Principal Agreement, as hereby amended, shall extend and apply to this Agreement as if the same were (mutatis mutandis) set out herein in full.

14.2	Third Party rights. No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not party to this Agreement.
IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed the date first above written.

[Intentionally left blank]

SCHEDULE 1
The Lenders and their Commitments
Name	Address and fax number	Commitment (Term Loan Facility) (US$)
		Loan-Part A	Loan-Part B
Commerzbank Aktiengesellschaft (as legal successor of Deutsche Schiffsbank Aktiengesellschaft)	Lending Office Lübeckertordamm 5, 20099, Hamburg, Federal Republic of Germany Address for Notices Commerzbank Aktiengesellschaft Domstraße 18, 20095, Hamburg, Federal Republic of Germany Fax No.: +49 40 –3683 6468 email: annaisabel.schneider@commerzbank.com Attn: Ms. Anna Isabel Schneider	111,058,440	24,255,912
UniCredit Bank AG (formerly Bayerische Hypo-Und Vereinsbank Aktiengesellschaft)	Lending Office UniCredit Bank AG, Neuer Wall 64, D-20354 Hamburg, Germany Address for Notices UniCredit Bank AG, 7 Heraklitou Street, 106 73 Athens, Greece Fax No.: +30 210 3640063 e-mail: vassilis.mantzavinos@unicreditgroup.gr Attn: Mr. Vassilis Mantzavinos With copy to: UniCredit Bank AG, Neuer Wall 64, D-20354 Hamburg, Germany Fax No.: (+49) 40 3692 3060 Attn: The Manager	111,058,440	24,255,912

	Address and fax number	Commitment (Term Loan Facility) (US$)
		Loan-Part A	Loan-Part B
Credit Suisse AG	Lending Office St. Alban-Graben 1, CH-4002 Basel, Switzerland Fax No. : 41 61 266 79 39 e-mail: tobias.angehrn@credit-suisse.com Address for Notices St. Alban-Graben 1, CH-4002 Basel, Switzerland Fax No. : 41 61 266 79 39 Attn: Mr. Tobias Angehrn e-mail: tobias.angehrn@credit-suisse.com	74,038,960	16,170,608
HSH Nordbank AG	Lending Office Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany Address for Notices HSH Nordbank AG, Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany, Fax No.: +49 40 3333 610895 Attn: Mrs. Stefanie Berger e-mail: Stefanie.berger@hsh-nordbank.com	55,529,220	12,127,956
BNP Paribas S.A. (as legal successor of Fortis Bank S.A./N.V.)	Lending Office 16 rue de Hanovre, ACI: CAT04B1, 75078, Paris, Cedex 02, France, Address for Notices 16 rue de Hanovre, ACI: CAT04b1, 75078, Paris, Cedex 02, France, Fax No.: +33 (0) 1 42 984 355 e-mail: tgmo.shipping@bnpparibas.com Attn: Transportation Group Middle Office	18,509,740	4,042,652
	Total Commitment	370,194,800	80,853,040

SCHEDULE 2
Part-A
Existing Corporate Guarantors
Achilleas Maritime Corporation
Angistri Corporation
Alexia Transport Corp.
Bullow Investments Inc.
Caravokyra Maritime Corporation
Costachille Maritime Corporation
Fanakos Maritime Corporation
Fastsailing Maritime Co.
Flow Shipping Co.
Idris Shipping Co.
Kalamata Shipping Corporation
Leroy Shipping Co.
Marathos Shipping Inc.
Marina Maritime Corporation
Merten Shipping Co.
Miko Shipping Co.
Navarino Maritime Corporation
Takoulis Maritime Corporation

Part-B
New Corporate Guarantors
Lindner Shipping Co.
Spedding Shipping Co.
Timpson Shipping Co.
Valli Shipping Co.

EXECUTION PAGE

THE CREDITORS

SIGNED by	)
Mr. Charalampos Sioufas	)
for and on behalf of	)
COMMERZBANK AKTIENGESELLSCHAFT,	)
(as legal successor of	)
Deutsche Schiffsbank Aktiengesellschaft),	)
as joint Arranger, Security Agent, Swap Bank,	)
Agent and Lender	)	________________________
in the presence of:	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

SIGNED by	)
Mrs. Anastasia Kerpinioti and	)
Mr. Nikolaos Tzoumakas	)	________________________
for and on behalf of	)	Attorney-in-fact
UniCredit Bank AG	)
(formerly Bayerische Hypo-Und	)
Vereinsbank Aktiengesellschaft),	)
as joint Arranger, Account Bank,	)
Swap Bank,	)	________________________
and Lender, in the presence of:	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

SIGNED by	)
Mr. Charalampos Sioufas	)
for and on behalf of	)
CREDIT SUISSE AG,	)
as Lender	)	__________________________
in the presence of:	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

SIGNED by	)
Mr. Charalampos Sioufas	)
for and on behalf of	)
BNP PARIBAS S.A.	)
(as legal successor of Fortis Bank S.A./N.V.),	)
as Lender	)
in the presence of:	)	_________________________
	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

SIGNED by	)
Mr. Charalampos Sioufas	)
for and on behalf of	)
HSH NORDBANK AG,	)
as Swap Bank, new Agent and new Security Agent,	)	_________________________
in the presence of:	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

THE BORROWER

SIGNED by	)
Mr. Grigorios Zikos	)
for and on behalf of	)
COSTAMARE INC.,	)
as Borrower	)	_________________________
in the presence of:	)	Attorney-in-fact

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

THE EXISTING CORPORATE GUARANTORS

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
ACHILLEAS MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
ANGISTRI CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
ALEXIA TRANSPORT CORP.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
BULLOW INVESTMENTS INC.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
CARAVOKYRA MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
COSTACHILLE MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
FANAKOS MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
FASTSAILING MARITIME CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
FLOW SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
IDRIS SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
KALAMATA SHIPPING CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
LEROY SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
MARATHOS SHIPPING INC.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
MARINA MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
MERTEN SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
MIKO SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
NAVARINO MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
TAKOULIS MARITIME CORPORATION,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

Witness to all the above signatures
on behalf of the Corporate Guarantors

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

THE NEW CORPORATE GUARANTORS

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
LINDNER SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
SPEDDING SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
TIMPSON SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

SIGNED by Mr. Grigorios Zikos	)
for and on behalf of	)
VALLI SHIPPING CO.,	)	_________________________
of Liberia, in the presence of:	)	Attorney-in-fact

Witness to all the above signatures
on behalf of the Corporate Guarantors

Witness:	____________________________
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Street
185 35 Piraeus, Greece
Occupation:	Attorney-at-Law

Schedule 3:
(Form of Costamare Pledge Agreement)